

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2018

Mail Stop 4631

<u>Via E-mail</u>
Gregory S. Skinner
Vice President
Landec Corporation
3603 Haven Avenue
Menlo Park, CA 94025

  Re: Landec Corporation
    Form 10-K/A for Fiscal Year Ended May 28, 2017
    Filed August 15, 2017
    File No. 0-27446

Dear Mr. Skinner:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Terence O'Brien

          Terence O'Brien
          Branch Chief
          Office of Manufacturing and
          Construction